SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 13 September 2024

Prudential plc - Publication of Scrip Dividend Circular

On 28 August 2024, Prudential plc ("Prudential") announced the declaration of a 2024 first interim dividend of 6.84 US cents per ordinary share (the "Dividend"). On 30 August 2024, Prudential confirmed that a scrip dividend alternative will be offered in respect of the Dividend in accordance with the shareholder approval obtained at the 2024 annual general meeting.

On 12 September 2024, Prudential confirmed the "Scrip Reference Price" for the issue of new shares under the scrip dividend alternative in respect of the Dividend is US$8.046366 for each new ordinary share. Accordingly, in order to participate in the scrip dividend alternative, shareholders must have held a minimum of 118 ordinary shares on the applicable record date for the Dividend (6 September 2024 for United Kingdom and Singapore shareholders, or 9 September 2024 for Hong Kong shareholders).

A shareholder circular in relation to the scrip dividend alternative has been published today (the "Scrip Dividend Circular"), which will enclose a mandate form to be completed by certain shareholders. The Scrip Dividend Circular will include a letter from the Chair setting out further information on the scrip dividend alternative, including how eligible shareholders can elect to receive the scrip dividend alternative, details of the share dealing facility which Prudential has made available (the "Dealing Facility") to enable United Kingdom shareholders to participate in the scrip dividend alternative if they cannot provide an address in Hong Kong or details of a Hong Kong qualifying brokerage account (a requirement of holding shares on the Hong Kong line), and a high-level summary of certain United Kingdom and Hong Kong tax information.

The Scrip Dividend Circular should be read in full before electing to receive the scrip dividend alternative. This announcement is not a summary of the Scrip Dividend Circular and should not be regarded as a substitute for reading the Scrip Dividend Circular in full. Please refer to the Scrip Dividend Circular for applicable deadlines for election for the scrip dividend alternative.

A copy of the Scrip Circular is available on Prudential's website at http://www.prudentialplc.com/en/investors/shareholder-information/dividend/scrip-dividend. A copy of the Scrip Dividend Circular has been submitted to the National Storage Mechanism and will shortly be available for viewing at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Contacts

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

The ISIN code for the ordinary shares of Prudential is GB0007099541 and the TIDM code is PRU.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 September 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S. Clarkson

Thomas S. Clarkson
Company Secretary